SECU 05038750 MISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47425

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pershing Trading Company LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Pershing Plaza
(No. and Street)

Jersey City	**NJ**	**07399**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis Wallestad **201-413-2201**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 2005 WASH, DC SECTION 185

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Brueckner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pershing Trading Company, as of and for the year ended December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

SAL RAIMI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Jan. 30, 2006

Richard Brueckner
Chief Executive Officer

Notary Public 2/24/2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Partnership Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Pershing Trading Company, L.P.
(An indirect wholly-owned subsidiary of The Bank of New York Company, Inc.)

As of December 31, 2004
With Report of Independent Registered Public Accounting Firm

Pershing Trading Company, L.P.

An indirect wholly-owned subsidiary of
The Bank of New York Company Inc.

Statement of Financial Condition

As of December 31, 2004

Contents

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response . . .	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-47425

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pershing Trading Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Pershing Plaza
(No. and Street)

Jersey City	**NJ**	**07399**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis Wallestad **201-413-2201**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH, D.C. 185

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Partners of Pershing Trading Company, L.P.

We have audited the accompanying statement of financial condition of Pershing Trading Company L.P. (the "Partnership") as of December 31, 2004. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pershing Trading Company, L.P. at December 31, 2004 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 23, 2005

Pershing Trading Company, L.P.

(An indirect wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2004

Assets

Receivables from brokers, dealers and clearing organizations		$ 71,116,542
Financial instruments owned, at fair value:		
Certificates of deposit	$ 168,186	
Corporate debt	20,514,061	
Equities	11,581,059	
Government	19,976,387	
Municipals	14,684,916	
		66,924,609
Fixed assets, at cost (net of accumulated depreciation of $1,387,456)		2,822,713
Other assets		822,868
Total assets		$ 141,686,732

Liabilities and Partnership Equity

Liabilities:		
Financial instruments sold, not yet purchased, at fair value:		
Certificates of deposit	$ 23,801	
Corporate debt	19,043,216	
Equities	4,150,366	
Government	10,183,279	
		$ 33,400,662
Accounts payable and accrued expenses		15,922,388
Total liabilities		49,323,050
Partnership equity:		
General partner		923,637
Limited partner		91,440,045
Total partnership equity		92,363,682
Total liabilities and partnership equity		$ 141,686,732

The accompanying notes are an integral part of this statement of financial condition.

Pershing Trading Company, L.P.

An indirect wholly-owned subsidiary of The Bank of New York Company, Inc.

Notes to Statement of Financial Condition

December 31, 2004

1. **Organization and Description of Business**

Pershing Trading Company, L.P. (the "Partnership") is a limited partnership, the partners of which are Pershing Management Company LLC, the general partner with a 1% ownership interest, and Pershing Finance LLC, the limited partner with a 99% ownership interest, both of whom are wholly-owned subsidiaries of The Bank of New York Company, Inc. ("BNY").

The Partnership is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD") operating as a trading specialist on various regional securities exchanges and a market maker in the over-the-counter equities and fixed income securities market.

2. **Summary of Significant Accounting Policies**

The Partnership's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes may vary from actual results.

Cash and Cash Equivalents

The Partnership defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Receivables from Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations primarily represent net cash balances held at Pershing LLC, the Partnership's clearing broker.

Financial Instruments

Financial instruments and related revenue and expenses are recorded in the financial statements on a settlement date basis and if significant, adjustments are made to record financial instruments on a trade date basis. Financial instruments include related accrued interest or dividends. Principal transactions in the statement of income include realized and unrealized gains and losses, as well as realized gains and losses on all financial instruments.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally 4 to 15 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or 20 years.

Exchange Memberships

The Partnership maintains memberships on various domestic exchanges. Exchange memberships owned by the Partnership are carried at cost. Assessments of the potential other than temporary impairment of carrying value are made periodically. The Partnership's carrying value of exchange seats at December 31, 2004 is $40,400 with a related market value of approximately $48,000.

Clearing Arrangements

Pursuant to agreements between the Partnership and its correspondent clearing broker, Pershing LLC, an affiliate, securities transactions effected by the Partnership are introduced and cleared on a fully disclosed basis.

3. Related Party Transactions

The Partnership has entered into related party transactions with affiliates, including BNY and certain of its affiliates. The Partnership enters into these transactions in the normal course of business.

Certain affiliates provide clearing and execution services for the Partnership. Included in receivables from brokers, dealers and clearing organizations on the statement of condition are cash balances receivable of $69,303,632 related to such transactions. A clearing deposit of $250,000 held with an affiliate is also included in receivables from brokers, dealers and clearing organizations.

Included in accrued compensation and accounts payable on the statement of condition is a payable of $4,120,192 related to the payment of trademark royalties to an affiliate.

Included in other assets is $567,749 which represents excess monies paid to an affiliate for technology charges and overhead expenses allocated to the Partnership.

4. Fixed Assets

Fixed assets consist of furniture and office equipment, computer equipment and software, leasehold improvements and communications equipment. At December 31, 2004, fixed assets amounted to $2,822,713, net of accumulated depreciation of $1,387,456, which consisted primarily of leasehold improvements and computer software.

5. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. As a broker-dealer who engages in activities as a market maker, and who does not carry customer accounts, the Partnership is required to maintain minimum net capital, as defined, of the greater of $250,000 or a specified dollar amount for each security in which it makes a market not to exceed $1,000,000. The Partnership's minimum net capital requirement as of December 31, 2004 was $940,500. At December 31, 2004, the Partnership's net capital of $81,863,098 was in excess of the minimum requirement by $80,922,598.

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Rule and other regulatory bodies.

6. Lease Commitments

The Partnership has a non-cancelable lease with an affiliate covering office space expiring in 2009. At December 31, 2004, minimum future rentals on the non-cancelable office lease are as follows: 2005, $1,214,437; 2006, $1,206,450; 2007, $1,196,124; 2008, $1,157,689 and 2009, $711,307.

7. Legal Proceedings

In the normal course of business, the Partnership may be involved in litigation. At December 31, 2004, no litigation was pending against the Partnership nor is management aware of any unasserted claims or assessments against the Partnership.

8. Trading Activities

Certain trading activities expose the Partnership to various risks. These risks are managed in accordance with established management policies and procedures.

Market Risk
Market risk is the potential loss the Partnership may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Partnership's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Partnership manages market risk by setting and monitoring adherence to risk limits.

Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price and thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-

balance sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Credit Risk
Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. The clearing and depository operations of the Partnership are performed by its affiliated clearing broker pursuant to a clearance agreement. The affiliated clearing broker reviews the credit standing of the counterparties with which the Partnership conducts business. The Partnership's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be indirectly impacted by volatile securities markets, credit markets and regulatory changes.

9. Fair Value Information

At December 31, 2004, substantially all of the Partnership's assets and liabilities were carried at either market or fair value, or at amounts which approximate such values. Assets and liabilities recorded at market value or fair value include cash, financial instruments owned, and financial instruments sold, not yet purchased. Assets and liabilities carried at contractual amounts that approximate fair value include receivables, payables and accrued liabilities. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments.

Fair value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Partnership's position is reasonably expected to affect market prices, fair value is determined based on other relevant factors, including dealer price quotations and price activity for equivalent instruments.

10. Employee Benefit Plans

The Partnership sponsors a 401(k) plan (the "Plan") for its active employees. The Plan offers the Partnership's employees the opportunity to plan, save and invest for their future financial needs. All employees are eligible to participate and make before and after tax contributions of up to 20% of their eligible compensation. The Partnership makes periodic contributions to the Plan based on the discretion of management and relevant IRS rules.

In addition the Partnership has participated in the Parent's stock incentive plan.